Deep Medicine Acquisition Corp.

595 Madison Avenue, 12th Floor
New York, NY 10017

VIA EDGAR

December 01, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Victor Rivera Melendez; Jeffrey Gabor

Re:	Deep Medicine Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 21, 2022
File No. 001-40970

Dear Mr. Rivera Melendez and Mr. Gabor:

Deep Medicine Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response (the “Response”) to the comment letter (the “Comment Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 22, 2022, regarding the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) submitted to the Commission on November 21, 2022.

In response to the Comment Letter (the “Comment”), we have revised the Preliminary Proxy Statement (the “Proxy Statement”) to address the Comment, and are filing revised pages herewith for the review of the Staff.

For the Staff’s convenience, we have repeated below the Staff’s comments from its Comment Letter in bold, and have followed the comments with the Company’s responses.

Preliminary Proxy Statement on Schedule 14A filed November 21, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully advises the Staff that neither we nor our sponsor, Bright Vision Sponsor LLC (the “Sponsor”), is controlled by a non-U.S. Person and neither we nor the Sponsor have substantial ties to a non-U.S. person. Ke Li, the managing member of our Sponsor and beneficial owner of 10.59% of our Sponsor, is a citizen of the U.S. and a resident of Hong Kong SAR. Additionally, certain minority owners of our Sponsor are citizens of China. Despite our lack of substantial ties to a non-U.S. person, we will add the following risk factor to the Proxy Statement in view of the Staff’s comment. This risk factor is included in our recently filed Quarterly Report on Form 10-Q for the period ended September 30, 2022, as filed with the SEC on November 14, 2022.

We may not be able to complete an initial Business Combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or business combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial Business Combination to be consummated with us, we may not be able to consummate a Business Combination with such target.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect our ability to consummate a Business Combination with potential target companies incorporated or having business operations in jurisdiction where national security considerations, involvement in regulated industries (including telecommunications), or in businesses relating to a country’s culture or heritage may be implicated. We are a Delaware company and Ke Li, the managing member of our Sponsor, is a citizen of the U.S. and a resident of Hong Kong SAR. Additionally, certain minority owners of our Sponsor are citizens of China.

U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to us or a target. In such event, we may not be able to consummate a transaction with that potential target.

As a result of these various restrictions, the pool of potential targets with which we could complete an initial Business Combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies (“SPACs”) that do not have similar ownership issues. Moreover, the process of government review could be lengthy. Because we have only a limited time to complete our initial Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive $10.10 per share, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (646) 895-7102.

[Signatures to Follow]

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Sincerely,

/s/ Humphrey P. Polanen
Name:	Humphrey P. Polanen
Title:	Chief Executive Officer

cc: Lijia Sanchez

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